UNITED STATES	OMB APPROVAL
SECURITIES AND EXCHANGE COMMISSION	OMB Number: 3235-0145 Expires: February 28, 2009 Estimated average burden hours per response... 14.5
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Stream Global Services, Inc.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

378981104

(CUSIP Number)

Michael Woronoff, Esq.

Proskauer Rose LLP

2049 Century Park East, 32nd Floor

Los Angeles, CA  90067-3206

310.557.2900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 12, 2008

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 378981104

1.	Names of Reporting Persons. Ares Corporate Opportunities Fund II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 32,925,000 (See Items 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 32,925,000 (See Items 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 32,925,000 (See Items 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 77.7%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 378981104

1.	Names of Reporting Persons. ACOF Management II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 32,925,000 (See Items 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 32,925,000 (See Items 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 32,925,000 (See Items 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 77.7%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 378981104

1.	Names of Reporting Persons. ACOF Operating Manager II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 32,925,000 (See Items 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 32,925,000 (See Items 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 32,925,000 (See Items 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 77.7%

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 378981104

1.	Names of Reporting Persons. Ares Management LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 32,925,000 (See Items 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 32,925,000 (See Items 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 32,925,000 (See Items 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 77.7%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 378981104

1.	Names of Reporting Persons. Ares Partners Management Company LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 32,925,000 (See Items 4, 5 and 6)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 32,925,000 (See Items 4, 5 and 6)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 32,925,000 (See Items 4, 5 and 6)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 77.7%

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 378981104

Item 1.	Security and Issuer

This Amendment No. 1 to the statement on Schedule 13D (this “Amendment No. 1”) amends and supplements the statement on Schedule 13D filed on August 18, 2008 (the “Schedule 13D”), and relates to the common stock, par value $0.001 per share (the “Common Stock”) of Stream Global Services, Inc. (formerly Global BPO Services Corp.), a Delaware corporation (the “Issuer”).  The address of the principal executive office of the Issuer is 125 High Street, 30th Floor, Boston, Massachusetts 02110.

Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported on the Schedule 13D. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows:

Pursuant to a Preferred Stock Purchase Agreement, dated as of June 2, 2008, as amended, a copy of which is attached hereto as Exhibit 1 and incorporated herein by reference (the “Purchase Agreement”), between ACOF II and the Issuer, ACOF II purchased 150,000 shares of Series A Convertible Preferred Stock, par value $0.001 per share (the “Preferred Stock”) for an aggregate purchase price of $150,000,000.  Pursuant to a Warrant Purchase Agreement, dated as of June 2, 2008, as amended on June 25, 2008, a copy of which is attached hereto as Exhibit 2 and incorporated herein by reference (the “Warrant Purchase Agreement”), among ACOF II and certain founding stockholders of the Issuer, ACOF II purchased warrants to purchase up to 7,500,000 shares of Common Stock at a price of $6.00 per share for an aggregate purchase price of $7,500.

On December 12, 2008, ACOF II purchased 425,000 additional warrants to purchase shares of Common Stock at a price of $6.00 per share on the open market at a purchase price of $0.15 per warrant.

As a result of these purchases as of December 15, 2008, ACOF II held 7,925,000 warrants.

The purchase of the Preferred Stock and the warrants was financed with cash on hand from contributions of partners of ACOF II.  All such contributions were in the ordinary course and pursuant to investor commitments to ACOF II.

Item 4.	Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and restated in its entirety as follows:

ACOF II has acquired the shares of Preferred Stock and warrants reported in Item 5, and currently holds such stock and warrants, for investment purposes.  Under the terms of the Certificate of Designations (as defined below) and the Stockholders Agreement (as defined below), ACOF II is currently entitled to elect three directors to the Issuer’s board of directors (the “Board”).  Effective as of the closing of the transactions contemplated by the Purchase Agreement on August 7, 2008 (the “Closing”), Messrs. David Kaplan, Jeffrey Schwartz and Nathan Walton, who are officers of and otherwise associated with certain of the Ares Entities, were appointed to serve on the Board until the next annual meeting of the Issuer’s stockholders.

The Issuer commenced a tender offer on August 7, 2008 (the “Tender Offer”) using the proceeds from the issuance of the Preferred Stock to purchase from its stockholders 20,757,046 of the outstanding shares of Common Stock at a price of $8.00 per share.  The Tender Offer reduced the number of shares of outstanding Common Stock from 30,227,721 shares to 9,470,675 shares, which resulted in a corresponding increase in the percentage ownership of the Ares Entities on a fully diluted basis as previously disclosed in the Prospectus filed pursuant to Rule 424(b)(3) by the Issuer on October 17, 2008.

CUSIP No. 378981104

The Ares Entities review on a continuing basis the investment in the Issuer.  Based on such review, one or more of the Ares Entities, individually or in the aggregate, from time to time, may acquire, or cause to be acquired, additional securities of the Issuer, dispose of, or cause to be disposed, such securities, enter into or unwind hedging or other derivative transactions with respect to such securities, pledge their interest in such securities as a means of obtaining liquidity or as credit support for loans for any purpose, or formulate other purposes, plans or proposals regarding the Issuer or any of its securities, in light of general investment and trading policies of the Ares Entities, the Issuer’s business, financial condition and operating results, general market and industry conditions or other factors.  In addition, the Ares Entities may exercise any and all of their rights in a manner consistent with their equity interests, contractual rights and restrictions and other duties, if any.  These potential actions could involve one or more of the events referred to in paragraphs (a) through (j), inclusive, of Item 4 of Schedule 13D.  In addition, from time to time the Ares Entities and their representatives and advisers may communicate with other shareholders, industry participants and other interested parties concerning the Issuer.

Item 5.	Interest in Securities of the Issuer

Items 5(a), (b) and (c) of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a)  Aggregate Number and Percentage of Securities.  See Item 2 of the Schedule 13D and items 11 and 13 of the cover pages to this Amendment No. 1 for the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Ares Entities, which numbers include 25,000,000 shares of Common Stock issuable upon conversion of Preferred Stock and 7,925,000 shares of Common Stock issuable upon exercise of warrants exercisable at any time owned by the Reporting Persons.

(b)  Power to Vote and Dispose.  See items 7 through 10 of the cover pages to this Amendment No. 1 for the number of shares of Common Stock beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition.

(c)  Transactions within the past 60 days.  Except for the information set forth or incorporated by reference in the Schedule 13D or in this Amendment No. 1, which is incorporated by reference herein, none of the Reporting Persons has effected any transaction related to the Common Stock during the past 60 days.

CUSIP No. 378981104

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:	December 15, 2008

ARES CORPORATE OPPORTUNITIES FUND II, L.P.

By:	ACOF OPERATING MANAGER II, L.P.,
Its Manager

/s/Joshua M. Bloomstein
By: Joshua M. Bloomstein
Its: Authorized Signatory

ACOF MANAGEMENT II, L.P.

By:	ACOF OPERATING MANAGER II, L.P.,
Its General Partner

/s/Joshua M. Bloomstein
By: Joshua M. Bloomstein
Its: Authorized Signatory

ACOF OPERATING MANAGER II, L.P.

/s/Joshua M. Bloomstein
By: Joshua M. Bloomstein
Its: Authorized Signatory

ARES MANAGEMENT LLC

/s/Joshua M. Bloomstein
By: Joshua M. Bloomstein
Its: Authorized Signatory

ARES PARTNERS MANAGEMENT COMPANY LLC

/s/Michael D. Weiner
By: Michael D. Weiner
Its: Authorized Signatory

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).